Timothy J. Matteson

Lakeland Bancorp, Inc.

250 Oak Ridge Road

Oak Ridge, New Jersey 07438

973-697-2000

October 30, 2015

Michael Clampitt, Senior Staff Attorney

Josh Samples, Staff Attorney

Securities and Exchange Commission

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

Re:	Lakeland Bancorp, Inc.
Registration Statement on Form S-4
Filed October 13, 2015 File No. 333-207390

Dear Mr. Clampitt and Mr. Samples:

Lakeland Bancorp, Inc. (the “Company”) is in receipt of your letter to me, dated October 23, 2015. The Company has set forth below each SEC comment verbatim, followed by the Company’s response.

Prospectus Cover Page

1. SEC Comment:	We note your disclosure on page 77 that if Lakeland’s stock price falls below a certain floor, subject to certain conditions, Lakeland would have the option of increasing the consideration payable to Pascack shareholders by increasing the exchange ratio. Please revise your disclosure on the cover page to state that the completion of the merger is subject to a floor price which, if reached prior to completion of the merger, could result in more Lakeland shares being issued or the merger being terminated. Additionally, please provide a representative value of the aggregate merger consideration as of the most recently practicable date.

Company Response:	The disclosure on the cover page has been revised to: 1. provide an approximate value of the aggregate merger consideration as of the most recently practicable date and 2. state that if Lakeland’s stock price falls below a floor price (which is described in the revised disclosure), the merger agreement may be terminated by Pascack or Lakeland could elect to increase the exchange ratio to a formula amount calculated in accordance with the merger agreement. The revised disclosure on the cover page concerning the floor price is consistent with the disclosure elsewhere in the proxy statement and prospectus on this point.

Mr. Michael Clampitt
Mr. Josh Samples	October 30, 2015

Summary

2. SEC Comment:	We note that shares of Pascack Series C Preferred Stock will be converted into the right to receive shares of Lakeland common stock prior to completion of the merger as set out in Section 1.4 of the merger agreement. Please briefly describe the manner in which the conversion ratio for the Series C Preferred Stock will be determined as well as the actual conversion ratio as of a recently practicable date. If the conversion rate is different than the disclosure on page C-26 in footnote 11, briefly describe why.

Company Response:	The disclosure on page 7 of the proxy statement and prospectus has been revised to describe the manner in which the outstanding shares of Pascack Series C Preferred Stock are convertible into Pascack common stock, and to further explain how the merger consideration to be received by each holder of Pascack Series C Preferred Stock in the merger will be determined. As indicated in the additional disclosure, the conversion rates of the outstanding shares of Pascack Series C Preferred Stock are set forth in Pascack’s certificate of incorporation, and change depending on the number of years that has elapsed since the original issuance of such shares. This disclosure is consistent with the disclosure in footnote 11 on page C-26.

The Company hereby acknowledges that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael Clampitt
Mr. Josh Samples	October 30, 2015

If you have any questions regarding the foregoing, please call me at 973-697-2000, or if you cannot reach me, our outside corporate counsel, Peter H. Ehrenberg (973-597-2350) or Laura R. Kuntz (973-597-2398), both of Lowenstein Sandler LLP.

Very truly yours

LAKELAND BANCORP, INC.

By:	/s/ Timothy J. Matteson
Timothy J. Matteson, Esq.
Executive Vice President, General Counsel and Corporate Secretary

LRK: wjh

cc:	Peter H. Ehrenberg, Esq.

Laura R. Kuntz, Esq.